Ronald J. Stauber
                                A Law Corporation
                        1880 Century Park East, Suite 315
                          Los Angeles, California 90067

                             Telephone (310)556-0080
                            Facsimile (310) 556-3687


                                October 26, 2012

Sonia Bednarowski
Staff Attorney
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Justin Dobbie
Branch Chief, Legal
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re: Castmor Resources Ltd.
    Form 8-K Filed June 18, 2012
    File No: 001-34039

Dear Ms. Bednarowski and Mr. Dobbie:

In furtherance of our telephone conversation of October 25, 2012, this letter is to confirm to you that our office will be providing substantive legal advise to Castmor Resources Ltd. in connection with their filing of an Amended Current Report on Form 8-K in connection with the above mentioned matter.

It is our belief that the Amended Current Report on Form 8-K will be filed on or before November 5, 2012 in the Edgar System and in response to your letter of July 13, 2012.

Again, I appreciate our discussion concerning the reporting and disclosure requirements of the registrant.

If you have any questions, please do not hesitate to telephone me.

Sincerely,


/s/ Ronald J. Stauber
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Ronald J. Stauber